April 17, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Division of Corporate Finance
     Larry Spirgel and John Zitko

Re:  Firepond, Inc.
                             Request to Withdraw Registration Statement on Form SB-2
                             File No. 333-145439

Ladies and Gentlemen:

Firepond, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form SB-2 on August 14, 2007 (the “Registration Statement”), and an amendment to the Registration Statement was filed on December 7, 2007.  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn effective this date.

The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.  The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.  The Registrant represents that no securities have been sold pursuant to the Registration Statement.

 The Registrant requests that in accordance with Rule 457(p) promulgated under the Securities Act all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal via facsimile to myself at (507) 388-0405 and our counsel, Allan Z. Sussman of Morrison & Foerster LLP, at (323) 210-1159.

If you have any questions, please contact the undersigned at (415) 613-3396.

Sincerely,

FIREPOND, INC.

By: /s/Stephen Peary
       Stephen Peary, Chief Financial Officer